FOR IMMEDIATE RELEASE

Contact: Kristen Lunsford or Trish Scorpio, Kohnstamm Communications, 651/228-9141 Leading Brands, Inc. 604/685-5200, info@Lbix.com

Icelandic Glacial Announces
Exclusive Canadian Distribution Agreement with
Leading Brands, Inc.

Comprehensive Distribution Network Allows Icelandic Glacial
to Meet Skyrocketing Demand for One of the
World’s Purest Super-Premium Waters

THORLAKSHOFN, ICELAND and VANCOUVER, CANADA (February 20, 2007) —Icelandic Water Holdings, ehf, producers of Icelandic Glacial super-premium spring water, today announced an exclusive Canadian distribution agreement with Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company. The super-premium bottled water brand joins Leading Brands’ already impressive proprietary brand portfolio, including TrueBlue® Blueberry Juice, Ceasar’s® Cocktail, TREK® Natural Sports Drinks, NITRO™ Energy Drinks and Infinite Health™ Water.

The deal comes just one year after Icelandic Glacial’s successful Canadian launch, leading to strong brand presence in a number of prominent retailers, including Shoppers Drug Mart, Sobey’s, Whole Foods Markets, Wal-Mart, Ultramar and Boni-Soir. Now, with this exclusive distribution agreement, consumers seeking the highest quality premium beverages will be able to find Icelandic Glacial in all corners of the country.

“This relationship with Leading Brands is a significant step in advancing Icelandic Glacial’s North American growth strategy,” says Icelandic Glacial Sales Director Kristjan Olafsson. “Icelandic Glacial has received strong acceptance in the Canadian market, and we are very excited about the brand expansion that this relationship brings, giving Canadians easy access to Icelandic Glacial. Leading Brands’ professionalism and market expertise is unparalleled. Their knowledge of what consumers want coupled with their network to deliver it to them efficiently fills us with great confidence for success.”

Leading Brands’ countrywide Integrated Distribution System™ is the broadest and most pervasive beverage distribution platform in Canada. They are partnering with Icelandic Glacial at a time when the demand for super-premium beverages continues to climb in the Canadian market.

Leading Brands Chairman and CEO Ralph McRae said that: “This deal makes Leading Brands the undisputed leader in the fast-growing super-premium water category. Icelandic Glacial’s unique and pristine water source and eye-catching packaging are just what the Canadian consumer is looking for. We look forward to a long and mutually beneficial relationship with Kristjan and his team.”

Leading Brands will distribute Icelandic Glacial’s full product range, including 750 ml, 500 ml and 1 liter bottles and 500 ml six-packs, with new sizes and packages coming later this year and next year.

About Icelandic Glacial
Icelandic Glacial is the product of Icelandic Water Holdings ehf, which was founded in April 2004 and is headquartered in Thorlakshofn, Iceland. Largely uninhabited and pollution free, Iceland has one of the cleanest environments on the planet and is universally acclaimed for the purity of its water.

The source of this legendary water is the Ölfus spring, a naturally replenished catchment zone formed during a massive volcanic eruption over 4,500 years ago. Shielded from pollution by an impenetrable barrier of lava rock, this underground spring is one of the largest in the world and extends out under the ocean bed covering a total area of approximately 200 square miles. The local government is particularly appreciative of the need to protect this valuable resource and has applied a 128,000-acre exclusion zone around the spring. No farming, animals or buildings are permitted in the surrounding area.

Icelandic Water Holdings controls the sole commercial rights to bottle and sell water from the Ölfus Spring. Icelandic Water Holdings recently received a one hundred percent pass result from the National Sanitation Foundation (NSF). For more information on Icelandic Glacial see www.IcelandicGlacial.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue® Blueberry Juice, Ceasar’s® Cocktail, TREK® Natural Sports Drinks, NITRO™ Energy Drinks and Infinite Health™ Water. For more information on Leading Brands see www.LBIX.com.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

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